EXHIBIT 12.1

BankUnited Financial Corporation

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	For the years ended September 30,
	2007	2006	2005	2004	2003
Fixed charges (excluding interest on deposits)
Interest on Borrowings	33,042	263,096	170,098	116,975	116,289
Rent 33%	5,505	4,317	3,845	2,625	1,936

Total Fixed Charges	338,547	267,413	173,943	119,600	118,225
Income (loss) before income taxes and
Extraordinary items	123,681	125,543	37,915	73,863	55,671

Earnings	462,247	392,956	211,858	193,463	173,896

Total Fixed charges	338,547	267,413	173,943	119,600	118,225
Preferred stock dividends on a pretax basis	832	728	663	583	494

Combined fixed charges and preferred stock dividends	339,379	268,141	174,606	120,183	118,719

Ratio of earnings to combined fixed charges and preferred stock dividends	1.36:1	1.47:1	1.21:1	1.61:1	1.46:1

Fixed charges (including interest on deposits)
Interest on deposits	302,335	199,970	98,313	71,928	82,559
Interest on borrowings	333,042	263,096	170,098	116,975	116,289
Rent (33%)	5,505	4,317	3,845	2,625	1,936

Total fixed charges	640,882	467,383	272,256	191,528	200,784
Income before income taxes and
Extraordinary items	123,681	125,543	37,915	73,863	55,671

Earnings	764,563	592,926	310,171	265,391	256,455

Total fixes charges	640,882	467,383	272,256	191,528	200,784
Preferred stock dividends on a pretax basis	832	728	663	583	494

Combined fixed charges and preferred stock dividends	641,714	468,111	272,919	192,111	201,278

Ratio earnings to combined fixes charges (incl interest on deposits) and preferred stock dividends	1.19:1	1.27:1	1.14:1	1.38:1	1.27:1